SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)*

Mandalay Digital Group, Inc.
(Name of Issuer)

Common Stock , $0.0001 par value
(Title of Class of Securities)

562565101
(CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, CA 90010
(310) 601-2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		Trinad Capital Master Fund, Ltd.
Check the Appropriate Box if a Member of a Group (see instructions)		(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨
Citizenship or Place of Organization
6		Cayman Islands
Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	21,180,934 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	21,180,934 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person
21,180,934 (1)
12	Check if the Aggregate Amount in Row (11) Excludes	¨
Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row (11)
20.6%
14		Type of Reporting Person (see instructions)
CO

(1) Includes (a) 4,293,160 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 11,606,875 shares of common stock issuable upon conversion of a convertible note issued by Mandalay Digital Group, Inc., formerly NeuMedia, Inc. (the “Issuer”), with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Trinad Management, LLC
Check the Appropriate Box if a Member of a Group (see instructions)		(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨
Citizenship or Place of Organization
6		Delaware
Sole Voting Power
Number of	7	100,000 (1)
Shares		Shared Voting Power
Beneficially by	8	21,180,934 (2)
Owned by Each		Sole Dispositive Power
Reporting	9	100,000 (1)
Person With		Shared Dispositive Power
	10	21,180,934 (2)
11		Aggregate Amount Beneficially Owned by Each Reporting Person
21,280,934 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes	¨
Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row (11)
20.7%
14		Type of Reporting Person (see instructions)
IA

(1)  Represents 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, assuming a conversion price of $1.00 per share.

(2) Includes (a) 4,293,160 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 11,606,875 shares of common stock issuable upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Trinad Capital LP
Check the Appropriate Box if a Member of a Group (see instructions)		(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨
Citizenship or Place of Organization
6		Delaware
Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	14,911,377 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	14,911,377 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person
14,911,377 (1)
12	Check if the Aggregate Amount in Row (11) Excludes	¨
Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row (11)
15.2%
14		Type of Reporting Person (see instructions)
PN

(1)  Includes Trinad Capital LP’s pro rata portion of (a) the 4,293,160 shares of common stock owned by Trinad Capital Master Fund, Ltd., (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 11,606,875 shares of common stock issuable upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Trinad Advisors II, LLC
Check the Appropriate Box if a Member of a Group (see instructions)		(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨
Citizenship or Place of Organization
6		Delaware
Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	14,911,377 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	14,911,377 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person
14,911,377 (1)
12	Check if the Aggregate Amount in Row (11) Excludes	¨
Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row (11)
15.2%
14		Type of Reporting Person (see instructions)
OO

(1)  Includes Trinad Capital LP’s pro rata portion of (a) the 4,293,160 shares of common stock owned by Trinad Capital Master Fund, Ltd., (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 11,606,875 shares of common stock issuable upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Robert S. Ellin
Check the Appropriate Box if a Member of a Group (see instructions)		(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	¨
Citizenship or Place of Organization
6		United States
Sole Voting Power
Number of	7	8,500,000 (1)
Shares		Shared Voting Power
Beneficially by	8	21,280,934 (2)
Owned by Each		Sole Dispositive Power
Reporting	9	8,500,000 (1)
Person With		Shared Dispositive Power
	10	21,280,934 (2)
11		Aggregate Amount Beneficially Owned by Each Reporting Person
29,780,934 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes	¨
Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row (11)
28.8%
14		Type of Reporting Person (see instructions)
IN

(1)  Includes (a) fully-vested options to purchase 500,000 shares of common stock, (b) a grant of 3,400,000 shares of common stock vesting in three equal tranches upon the occurrence of certain debt and/or equity financings of the Issuer or the Issuer’s achievement of certain total enterprise values, or upon the earlier change of control of the Issuer, (c) a fully-vested grant of 3,600,000 shares of common stock subject to a 2-year transfer restriction, and (d) a grant of 1,000,000 shares of common stock vesting on December 28, 2012 and subject to a 1-year transfer restriction following the vesting date.

(2)  Includes (a) 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, assuming a conversion price of $1.00 per share, (b) 4,293,160 issued and outstanding shares of common stock held by Trinad Capital Master Fund, Ltd., (c) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (d) 11,606,875 shares of common stock issuable upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (e) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.  Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Management LLC except to the extent of his pecuniary interests therein.

CUSIP No. 562565101

Introductory Statement

This Statement on Schedule 13D constitutes Amendment No. 6 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 30, 2005, as amended (together, the “Schedule 13D”). Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D and its subsequent amendments, remains in effect.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of the Issuer. The principal executive offices of the Issuer are located at 4751 Wilshire Boulevard 3rd Floor, Los Angeles, California 90010.

Item 2. Identity and Background

(a), (c) and (f)

This Schedule is being filed by:

(i)	Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)	Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)	Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly owned by Trinad Capital LP.

(iv)	Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)	Robert S. Ellin, an individual and the Executive Chairman of the Issuer, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC. Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons”.

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 4751 Wilshire Boulevard 3rd Floor, Los Angeles, California 90010.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Since the date of the filing of Amendment No. 5 to the Statement on Schedule 13D, the Reporting Person has not acquired or disposed of securities of the Issuer.

Item 4. Purpose of Transaction

This Amendment is being filed to report the sale and issuance of shares of Common Stock of the Issuer to various accredited investors in a series of transactions as reported in the Issuer’s Form 10-K for the fiscal year ended March 31, 2012.

The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending additional candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a)   Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 21,180,934 shares of the Common Stock, representing approximately 20.6% of the Common Stock of the Issuer, which includes (a) 4,293,160 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 11,606,875 shares of common stock issuable upon conversion of a convertible note issued by Issuer with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Trinad Capital LP, as the owner of 70.4% of the shares of Trinad Capital Master Fund, Ltd., and Trinad Advisors II, LLC, as the general partner of Trinad Capital LP, are each deemed the beneficial owner of 14,911,377 shares of the Common Stock which includes (a) 3,022,384 shares of Common Stock of the Issuer (representing 70.4% of the shares of the 4,293,160 shares of the Common Stock held directly by Trinad Capital Master Fund, Ltd.), (b) 197,753 shares of common stock (representing 70.4% of the shares of 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share), (c) 8,171,240 shares of common stock (representing 70.4% of the shares of 11,606,875 shares of common stock issuable upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd.), and (d) 3,520,000 shares of the common stock (representing 70.4% of the shares of 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $0.25 per share) representing, in the aggregate, approximately 15.2% of the Common Stock of the Issuer.  Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trinad Capital LP, except to the extent of its pecuniary interest therein.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) is deemed the beneficial owner of 21,280,934 shares of the Common Stock which includes 21,180,934 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. and 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, assuming conversion price $1.00 per share, representing, in the aggregate, approximately 20.7% of the Common Stock of the Issuer. Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of its pecuniary interests therein.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC is deemed the beneficial owner of 29,780,934 shares of the Common Stock which includes 21,180,934 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, and 8,000,000 shares of Common Stock of the Issuer with options to purchase an 500,000 shares of Common Stock owned by Mr. Ellin individually, representing, in the aggregate, approximately 28.8% of the Common Stock of the Issuer .  Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Management, LLC except to the extent of his pecuniary interests therein.

The percentages herein with respect to Trinad Capital Master Fund, Ltd. were calculated based on 102,840,910 shares of the Issuer's common stock, comprised of 85,953,136 shares of common stock reported by the Issuer to be issued and outstanding as of August 1, 2012 in the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2012 and 16,887,774 shares of common stock issuable to such person upon the exercise of warrants and the conversion of a convertible note as described above.

The percentages herein with respect to Trinad Capital LP and Trinad Advisors II, LLC were calculated based on 97,842,128 shares of the Issuer's common stock, comprised of 85,953,136 shares of common stock reported by the Issuer to be issued and outstanding as of August 1, 2012 in the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2012 and 11,888,992 shares of common stock representing the pro rata portion of the shares issuable to Trinad Capital Master Fund, Ltd. upon the exercise of warrants and the conversion of a convertible note as described above.

The percentages herein with respect to Trinad Management, LLC were calculated based on 102,940,910 shares of the Issuer's common stock, comprised of 85,953,136 shares of common stock reported by the Issuer to be issued and outstanding as of August 1, 2012 in the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2012, 16,887,774 shares of common stock issuable to Trinad Capital Master Fund, Ltd. upon the exercise of warrants and the conversion of a convertible note, and 100,000 shares of common stock issuable to such person upon the conversion of convertible stock as described above.

The percentages herein with respect to Robert S. Ellin were calculated based on 103,440,910 shares of the Issuer's common stock, comprised of 85,953,136 shares of common stock reported by the Issuer to be issued and outstanding as of August 1, 2012 in the Issuer’s Form 10-Q for the fiscal quarter ended August 1, 2012, 16,887,774 shares of common stock issuable to Trinad Capital Master Fund, Ltd. upon the exercise of warrants and the conversion of a convertible note, 100,000 shares of common stock issuable to Trinad Management, LLC upon the conversion of convertible stock, and 500,000 shares of common stock issuable to such person upon the exercise of an option as described above.

(b)   Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own, except that Mr. Ellin shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,500,000 shares of Common Stock underlying the options granted to Mr. Ellin on June 18, 2008 at an exercise price of $2.75 per share, upon their exercise, and the Common Stock granted pursuant to restricted stock agreements issued in consideration of Mr. Ellin’s past and future services to the Issuer.

(c) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 28, 2011, the Issuer entered into the executive chairman agreement with Mr. Ellin.  The executive chairman agreement provides for a one-year term and annual fees of $450,000, half of which will be deferred unless certain debt and/or equity financings are consummated. Mr. Ellin is eligible to receive an annual cash bonus of up to 100% of his annual fee based on the satisfaction of performance-related milestones to be agreed upon by Mr. Ellin and the Issuer’s board of directors. Mr. Ellin also received a grant of 3,400,000 shares of Common Stock that vest in three equal tranches upon the occurrence of certain debt and/or equity financings of the Issuer or the Issuer’s achievement of certain total enterprise values, or upon the earlier change of control of the Issuer. Mr. Ellin is also entitled to receive additional performance bonuses of $1.5 million and $3.3 million, in cash or Shares at Mr. Ellin’s election, upon the Issuer’s achievement of certain total enterprise values.

In addition, the Issuer entered into restricted stock agreement with Mr. Ellin, which govern an aggregate of 4,600,000 shares of Common Stock issued to Mr. Ellin. Pursuant to the terms of the restricted stock agreements, 3,600,000 of the shares are fully vested as of the date of issuance, and may not be transferred by Mr. Ellin for two years following the date of issuance; the remaining 1,000,000 shares vest on December 28, 2012 or upon the earlier occurrence of a change of control of the Issuer, and may not be transferred by Mr. Ellin for one year following the vesting date. The shares were issued in consideration of Mr. Ellin’s past and future services without the payment of any cash consideration by Mr. Ellin.

The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving any public offering. Mr. Ellin is a director of the Issuer and has access to information concerning the Issuer and its business prospects and there was no general solicitation or advertising for the sale of the shares.

Except as described herein or in other amendments to the 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

99.1  Joint Filing Agreement, dated October 23, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date:	October 23, 2012	Date:	October 23, 2012

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date:	October 23, 2012	Date:	October 23, 2012

/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date:	October 23, 2012

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date:	October 23, 2012	Date:	October 23, 2012

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date:	October 23, 2012	Date:	October 23, 2012

/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date:	October 23, 2012